04046845

November 22, 2004

RECEIVED
2004 DEC -9 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 158/2004**

  Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A)

  Date: November 22, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 22, 2004

AIS-CP 158/2004

November 22, 2004

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 04/2805 of Thai Military Bank Plc. on November 23, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS073A), the details are shown in the referenced letter.

Referenced Letter

IVS 04/2805

November 23, 2004

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS073A

Dear Sir,

We, THAI MILITARY BANK Pcl. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on December 7, 2004 for the right to receive the interest. AIS073A will be paid the interest on December 21, 2004 with interest rate 5.25 % from the period of September 21, 2004 to December 20, 2004 for 91 days.

RECEIVED
2004 DEC -9 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 2, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 160/2004**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in November 2004

  Date: December 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatan.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 2, 2004

AIS-CP 160/2004

December 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in November 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27,2002	May 30,2003
Exercise Price	Baht 47.147 per share	Baht 42.634 per share
Exercise Ratio	1 warrant per 1.01751 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants.	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in November 2004, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	30,000 units	40,000 units
The number of remaining unexercised warrants	5,724,500 units	6,634,400 units
The number of ordinary shares derived from this exercise	30,525 shares	40,700 shares
The number of remaining ordinary shares reserved for warrants	5,748,254 shares	6,656,463 shares